CONFIRMING STATEMENT

This Statement confirms that the undersigned, Dianne Dillon-Ridgley, has authorized and designated each of Raymond S. Willoch and David B. Foshee, signing singly, to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Interface, Inc.  The authority of Messrs. Willoch and Foshee under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to her ownership of or transactions in securities of Interface, Inc., unless earlier revoked in writing.  The undersigned acknowledges that neither Raymond S. Willoch nor David B. Foshee is assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

/s/ Dianne Dillon-Ridgley
Dianne Dillon-Ridgley

Date: February 21, 2007